Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, CO 80021

VIA EDGAR

July 23, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Level 3 Communications, Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed February 26, 2010
File No. 000-15658

Definitive Proxy Statement filed on Schedule 14A
Filed April 2, 2010
File No. 000-15658

Dear Mr. Spirgel:

We received your letter dated July 13, 2010 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended December 31, 2009 and our Definitive Proxy Statement filed on Schedule 14A, dated April 2, 2010, filed under the Securities Exchange Act of 1934.  Our responses to the specific comments are set forth below.  For the convenience of the Staff, we have used the paragraph numbers in the Letter for ease of reference and each comment from the Letter is restated prior to the response to such comment, which is set off by “Our Response.”

Form 10-K for fiscal year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 20

1.
We note your disclosure in the second paragraph on page 27 that performance goals are generally assigned a weighting, while not absolute in its application, but serves as a guideline to inform the Compensation Committee’s determination of the bonus payment level. In addition, we note your disclosure in the third paragraph on page 27 that some performance goals are given more significant weighting than others. In future filings, please disclose the specific weighting initially assigned by the Compensation Committee at the beginning of the year for each performance goal or objective. In addition, if the Compensation Committee makes an adjustment during the year with respect to the weighting assigned to the goals or objectives, please disclose the adjusted weighting scale.

Our Response:

In future filings of our definitive proxy statement for our annual meeting of stockholders (the “ Proxy Statement”), we will disclose in our Compensation Discussion and Analysis (the “CD&A”), the specific weighting initially assigned by the Compensation Committee at the beginning of the year for each performance goal or objective. In addition, if the Compensation Committee makes an adjustment during the year with respect to the weighting assigned to the goals or objectives, we will disclose the adjusted weighting scale.

Grant Decisions for the 2009 Award Year, page 29

2.
We note the Compensation Committee sets fixed target amounts of restricted stock units, or RSUs, and outperform stock appreciation rights, or OSOs, for all named executive officers. In addition, we note that the Compensation Committee reserves the right to make changes to the fixed target amounts. In future filings, please disclose the set target amounts of RSUs, OSOs and any other stock and option awards for each named executive officer determined by the Compensation Committee at the beginning of each award year. In addition, provide appropriate corresponding disclosure in the Grants of Plan-Based Awards Table.

Our Response:

In future filings of the Proxy Statement, we will disclose in the CD&A the set target amounts of RSUs, OSOs and any other stock and option awards for each named executive officer determined by the Compensation Committee at the beginning of each award year, and we will provide appropriate corresponding disclosure in the Grants of Plan-Based Awards Table.

*           *           *           *           *

Level 3 acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended December 31, 2009 and its Definitive Proxy Statement filed on Schedule 14A, dated April 2, 2010 (the “Filings”).  Level 3 acknowledges that the Staff’s comments or changes in disclosure in the Filings in response to Staff comments do not foreclose the Commission from taking any action with respect to those filings and that Level 3 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please call the undersigned at (720) 888-2514.

Sincerely,

/s/ Neil J. Eckstein

Neil J. Eckstein
Senior Vice President

cc:  Thomas C. Stortz, Esq.